UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 0-2989

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCE BANCSHARES, INC.
1000 Walnut, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

		Page Number
Reports of Independent Registered Public Accounting Firms		1,2

Financial Statements:
	Statements of Net Assets Available for Benefits	3
	Statements of Changes in Net Assets Available for Benefits	4
	Notes to Financial Statements	5

Supplemental Schedules:
	1 - Assets Held at End of Year	15
Consent of Independent Registered Public Accounting Firm
EX-23.1
EX-23.2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE BANCSHARES
PARTICIPATING INVESTMENT PLAN

By: /s/ Jeffery D. Aberdeen
Jeffery D. Aberdeen
Co-Chairperson, Retirement Committee

By: /s/ Sara E. Foster
Sara E. Foster
Co-Chairperson, Retirement Committee

Date: June 20, 2012

Report of Independent Registered Public Accounting Firm

The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan:
We have audited the accompanying statements of net assets available for benefits of Commerce Bancshares Participant Investment Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying statement of changes in net assets available for benefits of the Commerce Bancshares Participating Investment Plan as of December 31, 2009 was audited by other auditors whose report thereon dated June 24, 2010, expressed an unqualified opinion on the statement.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i -- schedule of assets (held at year end) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Kansas City, Missouri
June 20, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan
Kansas City, Missouri

We have audited the accompanying statement of changes in net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) for the year ended December 31, 2009. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
/s/ Mayer Hoffman McCann P.C.
Leawood, Kansas
June 24, 2010

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
ASSETS

Cash, non-interest bearing	$—	$—

Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund:
Commerce Bancshares, Inc. Common Stock	132,064,184	135,676,778
Fidelity Retirement Money Market Fund	3,873,680	4,006,583
Commerce Bancshares, Inc. Common Stock Fund	135,937,864	139,683,361

Mutual funds	239,555,571	233,903,734
Total investments	375,493,435	373,587,095

Notes receivable from participants	9,322,136	8,585,643

Total assets	384,815,571	382,172,738

LIABILITIES

Excess contributions payable	57,620	58,470

Net assets available for benefits	$384,757,951	$382,114,268

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2011, 2010, and 2009

	2011	2010	2009
Additions to Net Assets Attributable to:
Investment income:
Interest	$3,003	$5,550	$198,946
Dividends	8,700,763	6,964,186	6,353,281
Net (depreciation) appreciation in fair value of investments	(8,661,555)	29,895,867	17,025,706
Total investment income	42,211	36,865,603	23,577,933

Interest income on notes receivable from participants	406,728	425,087	477,495

Contributions:
Participant	18,048,440	17,843,302	17,496,019
Employer	11,753,124	9,891,938	9,772,262
Participant rollover	1,107,284	946,248	463,575
Total contributions	30,908,848	28,681,488	27,731,856
Total additions	31,357,787	65,972,178	51,787,284

Deductions from Net Assets Attributable to:
Distributions to participants	(28,670,419)	(20,063,810)	(13,785,715)
Administrative expenses	(43,685)	(49,058)	(44,204)
Total deductions	(28,714,104)	(20,112,868)	(13,829,919)

Net increase	2,643,683	45,859,310	37,957,365
Net assets available for benefits:
Beginning of year	382,114,268	336,254,958	298,297,593
End of year	$384,757,951	$382,114,268	$336,254,958

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Notes to Financial Statements
Years ended December 31, 2011, 2010, and 2009

(1)	Description of the Plan

General

The following description of the Commerce Bancshares Participating Investment Plan (the Plan) is provided for general informational purposes only. Terms of the Plan are more fully described in the Plan document, which is available to each participant. The Plan is a defined contribution plan that is qualified under section 401 of the Internal Revenue Code and covers employees of Commerce Bancshares, Inc. (the Company) or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of January 1, April 1, July 1, or October 1 following the completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

The Company is the plan sponsor and is advised by the Retirement Committee of Commerce Bancshares, Inc., which acts as the plan administrator. Commerce Bank, a subsidiary of the Company, is the trustee of the Plan. There were 4,296 and 4,348 participants with balances in the Plan at December 31, 2011 and 2010, respectively.

Contributions

Participating employees may elect to contribute to the Plan a maximum of 25% of their eligible compensation, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (not to exceed $16,500 in each of the years 2011, 2010 and 2009). Additionally, participants who attained the age of 50 could contribute an additional $5,500 of catch-up contributions in each of the years 2011, 2010 and 2009. The catch-up contributions are not subject to the employer matching contribution. All participant contributions are made on a pretax basis.

The Company's matching contribution is a graded matching percentage from 50% - 100% determined by age plus years of employment on the first 7% of eligible compensation.  Additionally, the Company may make a discretionary contribution.  In 2011, the Company made a discretionary contribution of $1.5 million which is included in Employer Contributions in the statement of changes in net assets available for benefits.  The Company did not make any discretionary contributions in 2010 or 2009.

Participants have the option to direct the investment of their contributions and the matching employer's contributions in any combination of the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund), Commerce Bond Fund, Commerce Growth Fund, Commerce Short Term Government Bond Fund, Vanguard Total Stock Market Index Fund, AIM Funds Group Small Cap Growth “A” Fund, Vanguard Small Cap Value Index Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Retirement Money Market Fund, Fidelity Retirement Government Money Market Fund, Fidelity Mid Cap Value Fund, Spartan 500 Index Fund, 3rd Ave. Real Estate Value Fund, ABF Large Cap Value Fund, Dodge & Cox International Stock Fund, Vanguard Morgan Growth Fund and the American Century Inflation Adjusted Fund. During 2011, the Spartan 500 Index Fund - Institutional Class and the Spartan U.S. Bond Index Fund - Institutional Class were added to the Plan's investment options. The Plan eliminated the Spartan 500 Index Fund - Investor Class and the Fidelity U.S. Bond Index Fund as investment options in 2011.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their rollover contributions to any of the various investment options offered by the Plan.

Assets of the Company Stock Fund include Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid directly to the Company Stock Fund and allocated to the participants. Participants with balances in the Company Stock Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions, and an allocation of Plan earnings and administrative expenses. The earnings allocation is based on the performance of the participant's allocated investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant's account.

Participants may make transfers between existing fund balances at any time. Participating employees may change future investment elections at any time upon notification to the Plan. Both transactions are done in 1% increments.

Participant Vesting

Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their contributions and accumulated earnings thereon. Current Company matching contributions and Company discretionary contributions are subject to the following vesting schedule:

Years of vesting service	Percentage vested

Less than 3	—%
3 or more	100

A participant will become fully vested in the value of all Company contributions in the event of death, permanent and total disability, or retirement on or after age 65, regardless of the participant's years of vesting service. A year of vesting service generally is each Plan year during which the participant earns at least 1,000 hours of service and is over the age of 18.

Forfeitures

Forfeitures are based on the nonvested portion of the Company's contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company or by participating subsidiaries. Forfeitures were used to reduce the Company's contribution by $150,129 in 2011, $236,856 in 2010 and $147,979 in 2009. The balance of unallocated forfeitures available to offset future Company contributions amounted to $10,184 and $9,912 at December 31, 2011 and 2010, respectively.

Notes Receivable from Participants

A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. These loans may not exceed the lesser of $50,000 or 50% of the participant's vested account balance (excluding employee stock ownership plan account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years. The loans are secured by the balance in the participant's account. Interest rates charged on participant loans are based on the Commerce Prime Rate plus 1% at the date of the distribution and are fixed throughout the life of the loan. The participant may continue to make contributions to the Plan throughout the term of the loan.

Administrative Expenses

Certain administrative functions are performed by officers or employees of Commerce Bancshares, Inc. (the Company). No such officer or employee receives compensation from the Plan. Administrative expenses incidental to the administration of the Plan may be paid by the Company, and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans is deducted from the respective participant's account. The Company elected to pay substantially all other administration fees for the years ended December 31, 2011, 2010 and 2009 and presently intends to continue to do so, although the Company can, at its discretion, discontinue this practice.

Distributions

Distributions of vested account balances are available upon termination, retirement, death or permanent and total disability. Distributions are made in lump sum amounts to the participant or designated beneficiaries.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. Certain amounts for prior years have been reclassified to conform to the current year presentation. Such reclassifications had no effect on net income or total assets.

Investments

The Plan's investments are held in an account at Fidelity Management Trust Company. On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value, and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participant's accounts. Refer to the Fair Value Measurements note for additional valuation information.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Also included is the reinvestment of interest and dividends earned on funds invested in the mutual and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Interest is accrued as earned and dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Loans to participants are carried at amortized cost and are measured as the unpaid principal balance plus any accrued but unpaid interest. Delinquent participation loans are reclassified as distributions, based upon the terms of the Plan document.

Use of Estimates

The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare its financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Payment of Benefits

Distributions to the participants of the Plan are recorded when paid.

(3)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(4)	Company Stock Fund

The Company Stock Fund is accounted for on a unit accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2011 and 2010, the cash reserve totaled approximately $3.9 million and $4.0 million, respectively.

In January 1995, all assets held by the Company's qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances at December 31, 2011 and 2010 and is held as units of the Company Stock Fund. At December 31, 2011 and 2010, 799 and 824 participants, respectively, had an ESOP related account balance.

Information about changes in ESOP assets included in the Company Stock Fund for the years ended December 31, 2011, 2010 and 2009, is as follows:

	2011	2010	2009
Beginning balance:	$26,096,312	$25,038,611	$27,277,351
Net (depreciation) appreciation in
fair value of investments	157,942	1,898,335	(1,514,355)
Distributions to participants	(794,042)	(840,634)	(724,385)
Ending balance	$25,460,212	$26,096,312	$25,038,611

In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares Inc. common stock on the open market. During 2011, 2010 and 2009, total dividends paid on shares of Company stock held by the Company Stock Fund and the amount thereof which was distributed directly to the participants is as follows:

	2011	2010	2009
Portion of dividend reinvested in Company stock	$1,210,211	$1,182,707	$1,125,923
Portion of dividend distributed to participants	1,812,424	1,947,308	1,980,166
Dividends paid on shares of Company stock	$3,022,635	$3,130,015	$3,106,089

(5)	Investments

The following table sets forth investments that represent 5% or more of the market value of the Plan's net assets at December 31, 2011 or 2010:

	2011	2010
Company Stock Fund:
Commerce Bancshares, Inc. Common Stock	$132,064,184	$135,676,778
Fidelity Retirement Money Market Fund	3,873,680	4,006,583
Company Stock Fund	135,937,864	139,683,361
Fidelity Retirement Money Market Fund	22,758,952	25,327,925
Spartan 500 Index Fund	21,347,812	20,927,576
Commerce Growth Fund	19,546,495	21,193,485
Commerce Bond Fund	29,560,855	25,329,161

During 2011, 2010 and 2009 the Plan's investments appreciated (depreciated) in value as follows:

	2011	2010	2009
Company Stock Fund	$1,407,681	$10,188,683	$(10,019,889)
Mutual Funds	(10,069,236)	19,707,184	27,045,595
	$(8,661,555)	$29,895,867	$17,025,706

(6)	Federal Income Taxes

In a determination letter dated July 11, 2002, the Internal Revenue Service stated that the Plan, as amended through August 16, 2001, met the requirements of section 401(a) of the Internal Revenue Code (IRC) and the Trust established thereunder was exempt from federal tax under section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan, as designed and operated, is in compliance with the applicable provisions of the IRC.

The Company is entitled to deduct for federal income tax purposes the amount of contributions made by the Company and each of its participating subsidiaries for the benefit of employees. In general, neither such contributions nor the income from the trust will be taxable to participants as income prior to the time such participants receive a distribution from the Plan. Participant contributions are not required to be included in the employees' taxable income until the year or years in which they are distributed or made available to them.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(7)	Transactions with Related Parties

Certain Plan investments are shares of mutual funds managed by The Commerce Trust Company, a division of Commerce Bank. The Company Stock Fund also includes shares of Company common stock. Transactions in these funds qualify as party-in-interest transactions. Plan investments also include shares of mutual funds managed by Fidelity Management Trust Company, custodian of the Plan, and Fidelity Investments Institutional Operations Company, Inc., record keeper of the Plan. Transactions in these funds are exempt party-in-interest transactions under ERISA.

Transactions with the Company and its affiliates during the years ended December 31, 2011, 2010, and 2009 were as follows:

	Purchases		Sales
					Realized
	Units	Cost	Units	Proceeds	Gains (Losses)
2011:
Company Stock Fund	1,081,068	$22,431,122	1,305,078	$27,584,300	$4,620,906
Commerce Mutual Funds	763,346	15,473,665	594,204	12,325,040	535,025

2010:
Company Stock Fund	960,001	$18,744,632	1,237,876	$24,666,479	$4,172,140
Commerce Mutual Funds	783,994	15,769,463	463,651	9,292,419	215,487

2009:
Company Stock Fund	1,128,062	$19,447,254	1,017,125	$17,505,745	$1,285,415
Commerce Mutual Funds	717,257	13,081,202	723,351	12,862,390	(1,486,610)

(8)	Excess Contributions Payable

Contributions received from participants for 2011 and 2010 are net of payments of $57,620 made in February 2012 and payments of $58,470 made in March 2011 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  At December 31, 2011 and 2010, $57,620 and $58,470, respectively, have been included in the Plan's statements of net assets available for benefits as excess contributions payable.

(9)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted the Financial Accounting Standards Board's (FASB) guidance for fair value measurements. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Plan uses various valuation techniques and assumptions when estimating fair value, which are in accordance with the FASB's guidance. The guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

•
Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).

•
Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Plan's best information and assumptions that a market participant would consider.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Plan looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Plan looks to observable market data for similar assets and liabilities. To the extent certain assets and liabilities are not actively traded in observable markets and the Plan must use alternative valuation techniques to derive an estimated fair value measurement.

Following is a description of the Plan's valuation methodologies used for assets measured at fair value on a recurring basis:

Common Stock

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Because the inputs to these assets are quoted prices in an active market, the measurements are classified as Level 1.

Mutual Funds

Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. Because the inputs to these assets are quoted prices in an active market, the measurements are classified as Level 1.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010. There were no transfers between levels in the hierarchy in 2011.

		Quoted Prices	Significant	Significant
		in Active	Other	Other
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)

Company Stock Fund:
Commerce Bancshares, Inc.
Common Stock	$132,064,184	$132,064,184	$—	$—
Short Term Fixed Income
Mutual Fund	3,873,680	3,873,680	—	—

Mutual Funds:
Large Cap	77,230,730	77,230,730	—	—
Mid Cap	16,580,726	16,580,726	—	—
Small Cap	13,756,339	13,756,339	—	—
International	17,664,453	17,664,453	—	—
Specialty	1,153,704	1,153,704	—	—
Target Date
Blended Fund	35,036,279	35,036,279	—	—
Other Blended
Fund	817,861	817,861	—	—
Fixed Income	42,947,683	42,947,683	—	—
Other Income	3,344,176	3,344,176	—	—
Short-Term
Fixed Income	31,023,620	31,023,620	—	—
	$375,493,435	$375,493,435	$—	$—

		Quoted Prices	Significant	Significant
		in Active	Other	Other
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Company Stock Fund:
Commerce Bancshares, Inc.
Common Stock	$135,676,778	$135,676,778	$—	$—
Short Term Fixed Income
Mutual Fund	4,006,583	4,006,583	—	—

Mutual Funds:
Large Cap	78,758,816	78,758,816	—	—
Mid Cap	16,788,521	16,788,521	—	—
Small Cap	14,176,441	14,176,441	—	—
International	20,912,213	20,912,213	—	—
Specialty	1,185,612	1,185,612	—	—
Target Date
Blended Fund	32,047,391	32,047,391	—	—
Other Blended
Fund	851,497	851,497	—	—
Fixed Income	36,978,569	36,978,569	—	—
Other Income	1,546,402	1,546,402	—	—
Short-Term
Fixed Income	30,658,272	30,658,272	—	—
	$373,587,095	$373,587,095	$—	$—

(10)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(11)	Plan Amendment

During 2011, the Plan was amended to comply with the Worker, Retiree and Employer Recovery Act of 2008, which allowed the Plan to suspend age 70-1/2 minimum required distributions for the 2009 calendar year only.

There were no amendments to the Plan during 2010.

During 2009, the Plan was amended as follows:

•	Sections 1.13 and 3.05 were amended to comply with the final regulations under Internal Revenue Code Section 415.

•
Sections 3.01, 3.07(b), and 3.07(c) were amended to provide that a corrective distribution includes income through the date of distribution (i.e., gap period income) in accordance with Treasury Regulation Section 1.401(k)-2(b)(2)(iv) for the 2007 Plan Year, and to provide that a corrective distribution for Plan Years beginning on and after January 1, 2008 includes income only through the end of the year in which the excess contributions were made (i.e., no gap period income), to comply with the Pension Protection Act of 2006.

•	Section 3.09 was amended to provide additional rights for participants in military service, to comply with the Heroes Assistance and Relief Tax Act of 2008.

•	Sections 5.05 and 5.09 were amended to allow a distribution notice to be provided up to 180 days before distribution instead of 90 days in accordance with the Pension Protection Act of 2006.

•
Section 5.10 was amended in its entirety to allow direct rollovers by non-spousal beneficiaries, allow direct rollover of after-tax contributions to any qualified plan or a 403(b) annuity that agrees to separately account for such amounts, and allow direct rollovers to a Roth IRA, all to comply with the Pension Protection Act of 2006.

(12)	New Accounting Pronouncements

During 2011 there were no new accounting pronouncements adopted by the Plan.

(13)	Subsequent Events

The Plan has evaluated subsequent events through June 20, 2012.  No significant matters were identified for disclosure during this evaluation.

				Schedule 1
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN #: 43-0889454
Plan #: 002
December 31, 2011
		Number
(a)	(b) Identity of issue	of shares/units	(d) Cost	(e) Fair Value

*	Commerce Bancshares, Inc. Common Stock Fund:
*	Commerce Bancshares, Inc. Common Stock	3,459,250	**	$132,064,184
*	Fidelity Retirement Money Market Fund	3,873,680	**	3,873,680
	Total Common Stock Fund	6,421,250		135,937,864

	Mutual Funds
	3rd Ave. Real Estate Value Fund	56,833	**	1,153,704
	ABF Large Cap Value Fund	875,283	**	15,439,988
	AIM Funds Group Small Cap Growth "A" Fund	246,864	**	6,840,601
	American Century Inflation Adjusted Fund	262,494	**	3,344,176
	Columbia Acorn International Fund	27,847	**	955,446
*	Commerce Bond Fund	1,452,622	**	29,560,855
*	Commerce Growth Fund	770,761	**	19,546,495
*	Commerce Short Term Government Bond Fund	420,170	**	7,596,673
	DFA Emerging Markets Value Fund	94,072	**	2,442,121
	Dodge & Cox International Stock Fund	462,794	**	13,532,090
*	Fidelity Freedom 2005 Fund	97,134	**	1,021,852
*	Fidelity Freedom 2010 Fund	218,346	**	2,860,333
*	Fidelity Freedom 2015 Fund	519,786	**	5,681,264
*	Fidelity Freedom 2020 Fund	539,908	**	7,083,592
*	Fidelity Freedom 2025 Fund	428,531	**	4,632,425
*	Fidelity Freedom 2030 Fund	426,889	**	5,481,253
*	Fidelity Freedom 2035 Fund	206,176	**	2,175,152
*	Fidelity Freedom 2040 Fund	452,627	**	3,331,335
*	Fidelity Freedom 2045 Fund	128,759	**	1,118,918
*	Fidelity Freedom 2050 Fund	193,227	**	1,650,155
*	Fidelity Freedom Income Fund	72,763	**	817,861
*	Fidelity Mid Cap Value Fund	180,880	**	2,742,135
*	Fidelity Retirement Government Money Market Fund	8,264,668	**	8,264,668
*	Fidelity Retirement Money Market Fund	22,758,952	**	22,758,952
	Morgan Stanley Institutional Mid Cap Growth Fund	435,587	**	13,838,591
*	Spartan 500 Index Fund - Institutional Class	479,726	**	21,347,812
*	Spartan International Index Fund	24,699	**	734,796
*	Spartan U.S. Bond Index Fund - Institutional Class	491,524	**	5,790,155
	Vanguard Morgan Growth Fund	293,625	**	5,129,634
	Vanguard Small Cap Value Index Fund	459,823	**	6,915,738
	Vanguard Total Stock Market Index Fund	503,732	**	15,766,801
	Total Mutual Funds			239,555,571

	Total assets held for investment purposes			375,493,435

	Loans to Participants--Interest rates on these loans
	range from 4.25% to 10.50%		—	9,322,136
	Total assets			$384,815,571

	* Party-in-interest as defined by ERISA.
	** In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost
	component of participant-directed investments.

EXHIBIT INDEX

23.1    Consent of Independent Registered Public Accounting Firm - KPMG LLP

23.2    Consent of Independent Registered Public Accounting Firm - Mayer Hoffman McCann P.C.